

Mail Stop 4631

August 12, 2009

Mr. Robert W. Raiford
Chief Financial Officer
ENGlobal Corporation
654 N. Sam Houston Pkwy East, Suite 400
Houston, TX 77060

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
> **Schedule 14A filed on April 30, 2009**
> **File No. 1-14217**

Dear Mr. Raiford:

We have reviewed your response letter dated August 3, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Engineering Segment Results, page 27

1. You disclose on page 28 that the loss of a major client relationship resulted in a $5.3 million (6.8%) reduction in revenues for the six months ended June 30, 2009 and a $3 million (9.0%) reduction in revenues for the three months ended June 30, 2009. In light of the loss of this major client relationship, please tell us if you performed an interim goodwill impairment analysis for the engineering segment as of June 30, 2009. If you did not perform an interim goodwill impairment

       analysis, please tell us how you considered paragraph 28 of SFAS 142 in determining that the analysis was not necessary.

*   *   *   *

       Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

       You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief